UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-31566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Provident Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.

830 Bergen Avenue

Jersey City, New Jersey 07306-4599

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

Benefits Committee

The Provident Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Provident Bank 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Provident Bank 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey

June 28, 2010

THE PROVIDENT BANK 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments (at fair value):
Investment securities	$33,187,553	30,877,974
Participant loans	958,491	890,108

Total Investments	34,146,044	31,768,082
Employer Contribution Receivable	13,444	—

Net assets available for plan benefits, before adjustment, at fair value	34,159,488	31,768,082

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	428,772	374,177

Net assets available for plan benefits	$34,588,260	32,142,259

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Additions (reductions):
Investment income (loss):
Interest income	$274,553	299,072
Dividend income	312,807	272,021
Net appreciation (depreciation) in fair value of investments	975,374	(8,085,049)

Total investment income (loss)	1,562,734	(7,513,956)
Contributions:
Employee contributions	2,730,520	2,708,679
Employer contributions	506,660	487,526
Rollover contributions	457,424	284,317

Total contributions	3,694,604	3,480,522

Total additions (reductions)	5,257,338	(4,033,434)

Deductions:
Benefits paid to participants	2,798,254	4,032,044
Administrative expense	13,083	10,797

Total deductions	2,811,337	4,042,841

Increase (decrease) in net assets available for plan benefits	2,446,001	(8,076,275)

Net assets available for plan benefits at beginning of year	32,142,259	40,218,534

Net assets available for plan benefits at end of year	$34,588,260	32,142,259

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Plan Description

The Provident Bank 401(k) Plan (the “Plan”) is a voluntary, participant-directed defined contribution plan sponsored by The Provident Bank (the “Bank”) and covers all employees, as defined, with the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Eligible employees are automatically enrolled in the Plan. The following description of the Plan provides only general information. Eligible employees who participated in the Plan should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Employee Contributions

Participants may elect to make tax-deferred contributions up to the maximum amount allowed by the Internal Revenue Service.

A participant may make “catch-up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution limit for the year ended December 31, 2009 and 2008 is $5,500 and $5,000, respectively. Catch-up contributions are not eligible for the employer’s matching contributions. Tax law requires that a participant’s catch-up contributions be reclassified as regular contributions if the participant elects catch-up contributions and fails to make the maximum allowable regular 401(k) contribution.

(b)	Employer Contributions

In 2009 and 2008, contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s board of directors sets the matching contribution rate in its sole discretion.

(c)	Vesting

Participants are always fully vested in their contributions and income or losses thereon. Employer matching contributions to a participant’s account are also fully vested.

(d)	Participant Loans

Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of (i) $50,000 with certain reductions or (ii) 50% of the participant’s account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or five years. The term of the loan may exceed 5 years for the purchase of a primary residence. Loans bear a reasonable rate of interest that remains in effect for the duration of the loan. As of December 31, 2009, the interest rate on these loans ranged from 4.25% to 9.50%.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Principal and interest is paid ratably through bi-weekly payroll deductions or directly by the participant to the trustee.

(e)	Benefit Payments/Withdrawals

Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post-tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre-tax participant contributions are also permitted once per year, but with a penalty. Such benefits are recorded when paid.

(f)	Participants’ Accounts

Separate accounts for each participant are maintained and credited with the participant’s contributions, the Bank’s contributions made on behalf of that participant and the participant’s proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

(g)	Plan Changes

Effective June 18, 2009, the Plan was amended to include changes to regulatory and compliance requirements with adoption dates in 2009.

The Plan was further amended on December 17, 2009 pursuant to the Heroes Earnings Relief Tax Act of 2008 and the Pension Protection Act of 2006.

(h)	Funds and Accounts Managed by Principal Trust Company

Under the terms of a trust agreement between the Principal Trust Company (the “Custodian”) and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“US GAAP”) requires the Plan administrator to make estimates and

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan invests in various investment instruments, including mutual funds, stable value funds, and common stocks. Investment securities in general are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.

The Plan provides for investment in the common stock of Provident Financial Services, Inc. (the “Company”). At December 31, 2009 and 2008, approximately 18% and 29% of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company, and the market’s evaluation of such performance.

(d)	Investments

Purchases and sales of securities are recorded on the trade date and are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Investments not traded on a national securities exchange are valued at fair value determined by the Plan’s investment managers. Investments and changes therein are reported at fair value. Loans receivable from participants are valued at amortized cost, which does not differ materially from fair value as determined by using a discounted cash flow model considering current market rates.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, for fully benefit responsive contracts, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the Principal Fixed Income 401(A)/(K) holds investment contracts that are deemed to be fully benefit-responsive as of December 31, 2009 and 2008. As required by US GAAP, the Statements of Net Assets Available for Plan Benefits present the fair value, as well the amount necessary to adjust this fair value to contract value. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

(e)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(f)	Adoption of Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under Accounting Standards Codification (“ASC”) 105, US GAAP, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative US GAAP for nongovernmental entities. The Codification supercedes all existing non-Securities and Exchange Commission (“SEC”) accounting and reporting standards. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing US GAAP, the adoption did not have an impact on the Plan’s financial statements.

In April 2009, the FASB issued guidance under ASC 820 Fair Value Measurements and Disclosures, which was formerly referred to as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009 and the adoption did not have a material impact on the Plan’s net assets or changes in net assets. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820)—Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s net assets or changes in net assets and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances,

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted. This guidance will be adopted in 2011.

(3)	Plan Expenses

Certain costs of administrative services rendered on behalf of the Plan including accounting, tax, legal, audit and other administrative support were borne by the Bank. Contract administrator fees are paid from Plan assets. Investment management fees are paid to the funds offered by the Plan and are reflected in the change in fair value of the Plan holdings.

(4)	Plan Termination

Although it has not expressed an intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

(5)	Federal Income Taxes

The Internal Revenue Service (“IRS”) issued its latest determination letter on November 23, 2005, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter. In the opinion of the Plan administrator and the Plan’s tax counsel, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6)	Investment Securities

Investment securities at December 31, 2009 and 2008 consisted of mutual funds, pooled separate accounts, guaranteed investment contracts, and common stock issued by Provident Financial Services, Inc. At December 31, 2009 and 2008, individual investments in excess of 5% of the fair value of the net assets available for plan benefits were as follows:

	2009	2008
Provident Financial Services, Inc. investment in common stock	$6,246,741	9,327,224

Principal Life Insurance Company:
Principal Fixed Income 401(A)/(K)	8,146,669	7,109,371
Principal Large Cap Growth Dep Acct	3,025,282	2,416,466
Principal Divers Intl Sep Acct	2,318,557	1,945,692
Principal Large Cap Value I Sep Acct	2,129,577	1,860,389
Principal Lifetm Str Inc Sep Acct	1,906,172	1,849,979

For the years ended December 31, 2009 and 2008, the Plan’s net appreciation (depreciation) in investments was as follows:

	2009	2008
Investments in mutual funds	$380,766	(614,924)
Investments in pooled separate accounts	3,437,053	(8,005,719)
Investment in Provident Financial Services, Inc. common stock	(2,842,445)	535,594

	$975,374	(8,085,049)

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy under US GAAP are as follows:

Level 1:	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at the quoted price based on net asset value (“NAV”) of shares held by the plan at year-end.

Pooled separate accounts: Valued by the NAV of the pooled separate accounts, based on the fair value of the underlying holdings.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.

Provident Financial Services, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded (New York Stock Exchange).

Participant loans: Valued at amortized cost, which does not differ materially from fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2009:

	Assets Measured at Fair Value at December 31, 2009	Fair Value Measurements at December 31, 2009 Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Growth funds	$1,086,684	$1,086,684	$—	$—
Bond funds	471,126	471,126	—	—

Pooled separate accounts
Growth funds	4,177,847	—	4,177,847	—
Value funds	2,831,910	—	2,831,910	—
Bond funds	1,418,388	—	1,418,388	—
Blended funds	1,955,320	—	1,955,320	—
International funds	2,318,557	—	2,318,557	—
Balanced funds	4,383,737	—	4,383,737	—
Real estate funds	150,574	—	—	150,574

Guaranteed investment contract Principal Fixed Income 401(A)/(K)	8,146,669	—	—	8,146,669

Provident Financial Services, Inc. common stock	6,246,741	6,246,741	—	—
Participant loans	958,491	—	—	958,491

	34,146,044	7,804,551	17,085,759	9,255,734

	Assets Measured at Fair Value at December 31, 2008	Fair Value Measurements at December 31, 2008 Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$966,220	$966,220	$—	$—
Pooled separate accounts	13,475,159	10,114,504	3,156,124	204,531

Guaranteed investment contract	7,109,371	—	—	7,109,371
Provident Financial Services, Inc. common stock	9,327,224	9,327,224	—	—
Participant loans	890,108	—	—	890,108

	31,768,082	20,407,948	3,156,124	8,204,010

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

	Level 3 Assets		Participant Loans
	Year Ended December 31, 2009
	Guaranteed Investment Contract	Pooled Separate Accounts
Balance, beginning of year	$7,109,371	$204,531	$890,108

Unrealized gains/(losses) relating to instruments still held at the reporting date	—	(68,607)	—

Interest credited	214,405	—	—

Purchases, issuances and settlements (net)	822,893	14,650	68,383

Balance, end of year	$8,146,669	$150,574	$958,491

(7)	Principal Fixed Income 401(A)/(K)

The Plan invests in the Principal Fixed Income 401(A)/(K) (the “Fund”), a benefit-responsive group annuity contract issued by the Principal Life Insurance Company. The Fund is not a portfolio of contracts whose yields are based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets owned by the Fund consist primarily of treasuries, commercial real estate mortgages, mortgage-backed securities and short-term cash equivalents.

The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for plan benefits.

The average market yield earned by the Fund, which is also the actual interest credited to participants in the Fund, for the years ended December 31, 2009 and 2008 was 3.33 percent.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2009 and 2008 was $8,146,669 and $7,109,371, respectively.

(8)	Related-Party Transactions

Certain Plan investments are shares of fixed income and pooled separate accounts managed by The Principal Financial Group (“Principal”). Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Contract administrator fees that were paid from plan assets were $13,083 and $10,797 for the years ended December 31, 2009 and 2008, respectively.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The Plan had invested $6,246,741 and $9,327,224, at fair value, in the common stock of Provident Financial Services, Inc. as of December 31, 2009 and 2008, respectively.

(9)	Administrative Issues

As a result of discovering that it had not timely adopted certain interim amendment requirements, the Bank filed a submission under the Department of Labor’s Employee Plans Compliance Resolution System, Voluntary Correction Program on June 22, 2009. This submission was filed to cure any defect that may otherwise exist with respect to the Plan’s qualification by virtue of its failure to adopt interim amendment requirements under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) and other regulations from the year 2001 until the time of the application.

On July 27, 2009, the Plan received a favorable compliance statement from the IRS.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	2009	2008
Net assets available for plan benefits per financial statements	$34,588,260	32,142,259
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(428,772)	(374,177)

Net assets per the Form 5500	$34,159,488	31,768,082

	2009	2008
Total investment gain/(loss) per financial statements	$1,562,734	(7,513,956)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts
2008	374,177	321,783
2009	(428,772)	(374,177)

Total investment gain/(loss) per Form 5500	$1,508,139	(7,566,350)

(11)	Subsequent Events

In connection with the preparation of the financial statements and in accordance with recently issued guidance, the Plan administrator has evaluated subsequent events after December 31, 2009 through June 28, 2010, which was the date the financial statements were issued, and except as noted, concluded that no additional disclosures were required.

THE PROVIDENT BANK 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issuer	Description of investment	Shares / # of loans	Fair value
*Principal Life Insurance Company	Insurance Company General Principal Fixed Income 401(A)/(K)	572,636	$8,146,669
*Principal Life Insurance Company	Pooled Separate Accounts Principal Bond and Mtg Sep Account	1,614	1,418,388
MFS Investment Management	Registered Investment Company MFS High-Yield Opp A Fund	79,582	471,126
*Principal Life Insurance Company	Pooled Separate Accounts Prin Lg Cp S&P 500 Sep Acct	15,081	701,768
*Principal Life Insurance Company	Pooled Separate Accounts Prin Lifetm Str Inc Sep Acct	141,228	1,906,172
*Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetm 2010 Sep Acct	19,290	262,772
*Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetm 2020 Sep Acct	64,344	903,502
*Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetm 2030 Sep Acct	53,942	742,898
*Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetm 2040 Sep Acct	23,179	318,642
*Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetm 2050 Sep Acct	18,930	249,751
*Principal Life Insurance Company	Pooled Separate Accounts Principal Large Cap Blend II Sep Acct	30,340	332,337
*Principal Life Insurance Company	Pooled Separate Accounts Principal Large Cap Value I Sep Acct	200,219	2,129,577
*Principal Life Insurance Company	Pooled Separate Accounts Prin Mid Cap Value I Sep Acct	16,776	492,147
*Principal Life Insurance Company	Pooled Separate Accounts Principal U.S. Property Sep Acct	368	150,574
The American Funds	Registered Investment Company Am Fds Grwth Fd of Am R4 Fund	24,746	670,853
Columbia Funds	Registered Investment Company Columbia Acorn A Fund	17,341	415,831
*Principal Life Insurance Company	Pooled Separate Accounts Principal Large Cap Growth Sep Acct	145,162	3,025,282
*Principal Life Insurance Company	Pooled Separate Accounts Prin Mid Cap Blnd Sep Acct	5,096	335,545

THE PROVIDENT BANK 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issuer	Description of investment	Shares / # of loans	Fair Value
*Principal Life Insurance Company	Pooled Separate Accounts Prin Mid Cap Gr III Sep Acct	94,743	1,152,565
*Principal Life Insurance Company	Pooled Separate Accounts Prin Small Cap Value I Sep Acct	12,906	210,186
*Principal Life Insurance Company	Pooled Separate Accounts Prin Sm Cap S&P 600 Sep Acct	29,078	585,670
*Principal Life Insurance Company	Pooled Separate Accounts Principal Divers Intl Sep Acct	47,378	2,318,557

	Total investment in mutual funds and pooled separate accounts		26,940,812

*Provident Financial Services, Inc.	Common Stock	586,548	6,246,741
*Participant loans	Interest rates on these loans ranged from 4.25% to 9.50%.	204	958,491

	Total other investments		7,205,232

	Total investments		$34,146,044

*	A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROVIDENT BANK 401(k) PLAN

Date: June 28, 2010	By:	/s/ Sara Rispoli
	Name:	Sara Rispoli
	Title:	Plan Administrator
Vice President
The Provident Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location
23.1	Consent of Independent Registered Public Accounting Firm	Page 19